UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 13, 2014

TARGA RESOURCES PARTNERS LP

(Exact name of registrant as specified in its charter)

Delaware	001-33303	65-1295427
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification Number)

1000 Louisiana, Suite 4300

Houston, Texas 77002

(Address of principal executive office) (Zip Code)

(713) 584-1000

(Registrants’ telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

On October 13, 2014, (i) Targa Resources Corp. (the “Company” or “TRC”) entered into an Agreement and Plan of Merger (the “ATLS Merger Agreement”) by and among the Company, Targa GP Merger Sub LLC, a Delaware limited liability company and newly formed, wholly owned subsidiary of the Company (“GP Merger Sub”), Atlas Energy, L.P., a Delaware limited partnership (“ATLS”) and Atlas Energy GP, LLC, a Delaware limited liability company and the general partner of ATLS and (ii) Targa Resources Partners LP (the “Partnership” or “TRP”) and the Company entered into an Agreement and Plan of Merger (the “APL Merger Agreement”) by and among the Company, the Partnership, Targa Resources GP LLC, a Delaware limited liability company and the general partner of the Partnership (“TRP GP”), Trident MLP Merger Sub LLC, a Delaware limited liability company and a newly formed, wholly owned subsidiary of the Partnership (“MLP Merger Sub”), ATLS, Atlas Pipeline Partners, L.P, a Delaware limited partnership (“APL”) and Atlas Pipeline Partners GP LLC, a Delaware limited liability company and the general partner of APL. Upon the terms and conditions set forth in the ATLS Merger Agreement, GP Merger Sub will be merged with and into ATLS, with ATLS continuing as the surviving entity and as a wholly owned subsidiary of the Company. Upon the terms and conditions set forth in the APL Merger Agreement, MLP Merger Sub will be merged with and into APL, with APL continuing as the surviving entity and as a wholly owned subsidiary of the Partnership.

In addition, subject to the terms and conditions set forth in the ATLS Merger Agreement, ATLS has agreed that it will, pursuant to a Separation and Distribution Agreement, substantially in the form attached to the ATLS Merger Agreement (the “Separation Agreement”), (1) transfer its assets and liabilities other than those related to its “Atlas Pipeline Partners” segment to a limited partnership or limited liability company (“New Atlas”) and (2) immediately prior to the ATLS Merger, effect a pro rata distribution to the ATLS unitholders of New Atlas common units representing a 100% interest in New Atlas (the “Distribution” and collectively with the ATLS Merger and the APL Merger, the “Transactions”).

Each of the Transactions is cross-conditioned (subject to permitted waiver) on either the consummation of each of the other Transactions or the parties’ agreement that such other Transactions will occur substantially concurrently with the other Transactions.

ATLS Merger Agreement

Subject to the terms and conditions set forth in the ATLS Merger Agreement, at the effective time of the ATLS Merger (the “ATLS Effective Time”), holders of ATLS common units (other than certain common units held by TRC or ATLS or their wholly owned subsidiaries, which will be cancelled) will have the right to receive (1) 0.1809 of a share of TRC common stock, par value $0.001 per share (“TRC Common Stock” and such amount, the “ATLS Stock Consideration”), and (2) $9.12 in cash, without interest (the “ATLS Cash Consideration” and together with the ATLS Stock Consideration, the “ATLS Merger Consideration”), for each ATLS common unit. In addition, immediately prior to the ATLS Effective Time, TRC will make a payment of $88.0 million to ATLS in respect of a repayment of a portion of ATLS’ outstanding indebtedness under its credit agreements. In connection with the ATLS Merger and APL Merger, TRC and TRP will pay approximately $190 million and $65 million, respectively, for transaction fees and expenses and change of control payments. Immediately after the ATLS Effective Time, ATLS will also distribute its equity interest in ATLS GP to TRC.

All outstanding ATLS equity awards, whether vested or unvested, will be adjusted in connection with the Distribution on the terms and conditions set forth in an Employee Matters Agreement to be entered into by ATLS and New Atlas substantially in the form attached to the Separation Agreement (the “Employee Matters Agreement”). Following the Distribution-related adjustment and at the ATLS Effective Time, each outstanding ATLS option and ATLS phantom unit award, whether vested or unvested, held by a person who will become an employee of New Atlas will become fully vested (to the extent not vested) and will be cancelled and converted into the right to receive the ATLS Merger Consideration in respect of each ATLS common unit underlying the ATLS option or phantom unit award (in the case of options, net of the applicable exercise price). Each outstanding vested ATLS option held by an employee of the companies being transferred to TRC and TRP in connection with the Transactions (the “Midstream Companies”) will be cancelled and converted into the right to receive the ATLS Merger Consideration in respect of each ATLS common unit underlying the vested ATLS option, net of the applicable exercise price. Each outstanding unvested ATLS option and each outstanding ATLS phantom unit award held by an employee of the Midstream Companies will be cancelled and converted into the right to receive (1) the ATLS Cash Consideration in respect of each ATLS common unit underlying such ATLS option or phantom unit award and (2) a TRC restricted stock award with respect to a number of shares of TRC Common Stock equal to the product of the ATLS Stock Consideration multiplied by the number of ATLS common units underlying such ATLS option or phantom unit award (in the case of options, net of the applicable exercise price). Following the ATLS Effective Time, each TRC restricted stock award will continue to have the same material terms and conditions and the same vesting conditions as applied to the corresponding ATLS phantom unit award immediately prior to the ATLS Effective Time, and will settle in shares of TRC common stock upon vesting.

The ATLS Merger Agreement contains customary representations and warranties from both ATLS and TRC, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of its business during the interim period between the execution of the ATLS Merger Agreement and the ATLS Effective Time, (2) the obligation to use reasonable best efforts to cause the ATLS Merger to be consummated and to obtain expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), subject to certain exceptions, (3) the obligation of ATLS, subject to certain exceptions, to call a meeting of its unitholders to approve the ATLS Merger Agreement and the ATLS Merger and, subject to certain exceptions, to recommend that its unitholders approve the ATLS Merger Agreement and the ATLS Merger, (4) the obligation of TRC to call a meeting of the holders of the TRC Common Stock to approve the issuance of TRC Common Stock in the Merger (the “TRC Stock Issuance”) and, subject to certain exceptions, to recommend that the holders of the TRC Common Stock approve the TRC Stock Issuance and (5) obligations relating to the Distribution, including the obligation to file a Registration Statement on Form 10 regarding New Atlas and the Distribution. The ATLS Merger Agreement also prohibits ATLS from soliciting competing acquisition proposals. However, ATLS may provide information to, and negotiate with, a third party that makes an unsolicited acquisition proposal if the board of directors of ATLS GP determines that such acquisition proposal could reasonably result in a “Superior Proposal” (as defined in the ATLS Merger Agreement).

Completion of the ATLS Merger is subject to certain customary conditions, including, among others, (1) approval of the ATLS Merger Agreement and the ATLS Merger by holders of a majority of the outstanding ATLS common units, (2) approval of the TRC Share Issuance by a majority of the holders of TRC Common Stock voting at a special meeting to approve the TRC Share Issuance, (3) expiration or termination of applicable waiting periods under the HSR Act, (4) satisfaction or waiver of the conditions set forth in the APL Merger Agreement and the parties to the APL Merger Agreement standing ready to consummate the APL Merger substantially concurrently with the ATLS Merger, (5) the consummation of the Distribution, (6) repayment of certain indebtedness under ATLS’ existing credit agreements, (7) subject to certain exceptions, the accuracy of the representations and warranties of the other party subject to a material adverse effect standard (as defined in the ATLS Merger Agreement) and (8) material compliance by the other party with its obligations under the ATLS Merger Agreement.

The ATLS Merger Agreement provides for certain termination rights for both ATLS and TRC, including provisions permitting either ATLS or TRC to terminate the ATLS Merger Agreement upon the termination of the APL Merger Agreement. The ATLS Merger Agreement further provides that upon termination of the APL Merger Agreement under certain circumstances, ATLS or TRC, as applicable, will be obligated to pay the other party a termination fee of one of the following (depending on circumstances of termination): (1) $53,400,000, (2) a payment in respect of the other party’s expenses of $17,800,000, or (3) fifty percent (50%) of such termination fee or expense payment.

The summary of the ATLS Merger Agreement in this Current Report on Form 8-K does not purport to be complete and is qualified by reference to the full text of the ATLS Merger Agreement, which is included as Exhibit 2.1 hereto and incorporated herein by reference. The ATLS Merger Agreement has been attached as an exhibit to this report in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other financial information about TRC, ATLS, or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the ATLS Merger Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the parties to the ATLS Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the ATLS Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of TRC, ATLS, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the ATLS Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by TRC or ATLS or their subsidiaries or affiliates.

APL Merger Agreement

Subject to the terms and conditions set forth in the APL Merger Agreement, at the effective time of the APL Merger (the “APL Effective Time”), holders of APL common units (other than certain common units held by TRP or APL or their wholly-owned subsidiaries, which will be cancelled) will have the right to receive (1) 0.5846 TRP common units (the “APL Unit Consideration”) and (2) $1.26 in cash, without interest (the “APL Cash Consideration” and together with the APL Unit Consideration, the “APL Merger Consideration”) for each APL common unit. APL has agreed to exercise its right under the certificate of designations of the APL Class D Preferred Units, to convert all APL Class D Preferred Units that are issued and outstanding as of the record date for the APL unitholders meeting (which will be held to vote on the APL Merger) into APL common units. APL has agreed to exercise its right under the certificate of designations of the APL Class E Preferred Units to redeem the APL Class E Preferred Units immediately prior to the APL Effective Time, and TRP has agreed to deposit the funds for such redemption with the paying agent.

In connection with the APL Merger, each outstanding APL phantom unit award held by an employee of New Atlas will become fully vested and will be cancelled and converted into the right to receive the APL Merger Consideration in respect of each APL common unit underlying the APL phantom unit award. Each outstanding APL phantom unit award held by an employee of the Midstream Companies will be cancelled and converted into the right to receive (1) the APL Cash Consideration in respect of each APL common unit underlying such APL phantom unit award and (2) a TRP phantom unit award with respect to a number of TRP common units equal to the product of the APL Unit Consideration multiplied by the number of APL common units underlying such APL phantom unit award. Following the APL Effective Time, the TRP phantom unit award will continue to have the same material terms and conditions and the same vesting conditions as applied to the corresponding APL phantom unit award immediately prior to the APL Effective Time, and will settle in TRP common units upon vesting.

The APL Merger Agreement contains customary representations and warranties from both APL and TRP, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of its business during the interim period between the execution of the APL Merger Agreement and the APL Effective Time, (2) the obligation to use reasonable best efforts to cause the APL Merger to be consummated and to obtain expiration of the waiting period under the HSR Act, subject to certain exceptions, and (3) the obligation of APL to call a meeting of its common unitholders to approve the APL Merger Agreement and the APL Merger and, subject to certain exceptions, to recommend that its common unitholders approve the APL Merger Agreement and the APL Merger. The APL Merger Agreement also prohibits APL from soliciting competing acquisition proposals. However, APL may provide information to, and negotiate with, a third party that makes an unsolicited acquisition proposal if the managing board of APL GP (upon the recommendation of the conflicts committee of the board) determines that such acquisition proposal could reasonably result in a “Superior Proposal” (as defined in the APL Merger Agreement).

Completion of the APL Merger is subject to certain customary conditions, including, among others, (1) approval of the APL Merger Agreement and the APL Merger by holders of a majority of the outstanding APL common units, (2) expiration or termination of applicable waiting periods under the HSR Act, (3) consummation of the ATLS Merger, (4) execution by TRP and TRP GP of an amendment to the partnership agreement of TRP to reduce aggregate distributions to TRC, as the holder of TRP’s incentive distribution rights, by (a) $9,375,000 per quarter during the first four quarters following the APL Effective Time, (b) $6,250,000 per quarter for the next four quarters, (c) $2,500,000 per quarter for the next four quarters and (d) $1,250,000 per quarter for the next four quarters, with the amount of such reductions to be distributed pro rata to the holders of TRP outstanding common units , (4) subject to certain exceptions, the accuracy of the representations and warranties of the other party subject to a material adverse effect standard (as defined in the APL Merger Agreement), (5) material compliance by the other party with its obligations under the APL Merger Agreement and (6) receipt by such party of an opinion from its counsel regarding certain U.S. federal income tax matters.

The APL Merger Agreement provides for certain termination rights for both APL and TRP, including provisions permitting either ATLS or TRC to terminate the ATLS Merger Agreement upon the termination of the APL Merger Agreement. The APL Merger Agreement further provides that upon termination of the APL Merger Agreement under certain circumstances, APL or TRP, as applicable, will be obligated to pay the other party a termination fee of one of the following (depending on circumstances of termination): (1) $122,900,000, (2) a payment in respect of the other parties expenses of $40,900,000 or (3) or fifty percent (50%) of such termination fee or expense payment.

The summary of the APL Merger Agreement in this Current Report on Form 8-K does not purport to be complete and is qualified by reference to the full text of the APL Merger Agreement, which is included as Exhibit 2.2 hereto and incorporated herein by reference. The APL Merger Agreement has been attached as an exhibit to this report in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other financial information about TRP, APL or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the APL Merger Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the parties to the APL Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the APL Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of TRP, APL, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the APL Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by TRP or APL or their subsidiaries or affiliates.

Separation Agreement

Subject to the terms and conditions set forth in the Separation Agreement, prior to the closing of the ATLS Merger, ATLS will transfer its assets and liabilities other than those related to its “Atlas Pipeline Partners” segment, to New Atlas. New Atlas will assume the historical and future liabilities associated with such businesses, as well as certain other liabilities related to the Transactions. Under the Separation Agreement, New Atlas will indemnify ATLS and its remaining subsidiaries against various claims and liabilities relating to the past operation of the New ATLS business. At or prior to the distribution, New Atlas will also enter into one or more financing arrangements pursuant to which it will borrow at least $150,000,000 and transfer $150,000,000 to ATLS as a cash distribution to be used to repay certain of ATLS’ outstanding indebtedness. ATLS has obtained a commitment letter with respect to this financing and the cash distribution to ATLS. After the transfer of assets and assumption of liabilities (the “Separation”) and immediately prior to the closing of the ATLS Merger, ATLS will effect the Distribution.

Completion of the Distribution will be subject to the satisfaction or waiver of the conditions to the consummation of the ATLS Merger. Completion of the Distribution will also be subject to other customary closing conditions, including the effectiveness of the Form 10 and the receipt by ATLS of certain cash payments from TRC and New Atlas.

ATLS and New Atlas will make certain representations and warranties in the Separation Agreement and will agree to certain covenants, including a one-year, mutual non-solicitation covenant.

The Separation Agreement will terminate without further action before the Distribution upon termination of the ATLS Merger Agreement. Subject to the terms and conditions of the ATLS Merger Agreement, the Separation Agreement may not be terminated prior to the Distribution without the mutual consent of ATLS and TRC. Neither ATLS nor New Atlas will be permitted to amend, waive supplement or modify any provision of the Separation Agreement in a manner that is materially adverse to TRC, ATLS or their affiliates or that would prevent or materially impede consummation of the ATLS Merger without first obtaining TRC’s consent.

The summary of the Separation Agreement in this Current Report on Form 8-K does not purport to be complete and is qualified by reference to the full text of the form of Separation Agreement attached as an annex to the ATLS Merger Agreement, which is included as Exhibit 2.1 hereto and incorporated herein by reference.

Employee Matters Agreement

Under the Employee Matters Agreement, certain employees who currently are employed by ATLS will be transferred to New Atlas in connection with the Separation and the Distribution. Certain pre-closing liabilities attributable to such transferred employees will generally be assumed by New Atlas and its post-closing affiliates. New Atlas will also assume or establish benefit plans for such transferred employees, including a 401(k) plan and health and welfare benefit plans, as of the effective time of the Distribution. The Employee Matters Agreement will also provide for the adjustment, in connection with the Distribution, of options to acquire ATLS common units and ATLS phantom units granted under ATLS equity plans.

The summary of the Employee Matters Agreement in this Current Report on Form 8-K does not purport to be complete and is qualified by reference to the full text of the form of Employee Matters Agreement attached as an exhibit to the form of Separation Agreement attached as an annex to the ATLS Merger Agreement, which is included as Exhibit 2.1 hereto and incorporated herein by reference.

ATLS Merger Voting Agreements

In connection with the parties’ entry into the ATLS Merger Agreement, TRC entered into voting and support agreements dated October 13, 2014, with certain directors and officers of ATLS (Edward E. Cohen, Jonathan Z. Cohen, Matthew A. Jones, Sean P. McGrath, Daniel C. Herz, Freddie M. Kotek and Lisa Washington), pursuant to which such persons agreed, among other things, to (1) vote their respective beneficially owned common units of ATLS in favor of approving the ATLS Merger Agreement and the ATLS Merger, a proposal to postpone or adjourn a meeting of the stockholders in the event there are not sufficient votes to approve the ATLS Merger Agreement, against any alternative transaction proposals, and against any proposals that would be reasonably likely to result in a breach of ATLS under the ATLS Merger Agreement or which would be reasonably likely to prevent or materially impede, interfere with or delay the ATLS Merger and (2) comply with certain restrictions on the disposition of such shares, in each case subject to the terms and conditions contained therein. The unitholders party to the voting and support agreements beneficially own (including equity awards) approximately 6% of the outstanding common units of ATLS. The voting and support agreements will terminate upon the earliest to occur of (a) the consummation of the ATLS Merger and (b) the termination of the ATLS Merger Agreement pursuant to and in compliance with its terms.

In connection with the parties’ entry into the ATLS Merger Agreement, ATLS entered into voting and support agreements dated October 13, 2014, with certain officers of TRC (Rene R. Joyce, Joe Bob Perkins, James W. Whalen, Michael A. Heim, Jeffrey J. McParland, Roy E. Johnson, Paul W. Chung, Matthew J. Meloy and John R. Sparger), pursuant to which such persons agreed, among other things, to (1) vote their respective beneficially owned shares of TRC common stock in favor of approving the Stock Issuance Proposal, a proposal to postpone or adjourn a meeting of the stockholders in the event there are not sufficient votes to approve the Stock Issuance Proposal, against any proposals that would be reasonably likely to result in a breach of TRC under the ATLS Merger Agreement or which would be reasonably likely to prevent or materially impede, interfere with or delay the ATLS Merger and (2) comply with certain restrictions on the disposition of such shares, in each case subject to the terms and conditions contained therein. The shareholders party to the voting and support agreements beneficially own (including equity awards) approximately 10% of the outstanding common stock of TRC. The voting and support agreements will terminate upon the earliest to occur of (a) the consummation of the ATLS Merger and (b) the termination of the ATLS Merger Agreement pursuant to and in compliance with its terms.

The summary of the voting and support agreements in this Current Report on Form 8-K does not purport to be complete and is qualified by reference to the full text of the voting and support agreements, forms of which are included as Exhibits 2.5 and 2.4 hereto and incorporated herein by reference.

APL Merger Voting Agreements

In connection with the parties’ entry into the APL Merger Agreement, TRP entered into voting and support agreements dated October 13, 2014, with certain directors and officers of APL (Edward E. Cohen, Jonathan Z. Cohen, Eugene N. Dubay, Robert W. Karlovich, III and Patrick J. McDonie), pursuant to which such persons agreed, among other things, to (1) vote their respective beneficially owned APL common units in favor of approving the APL Merger Agreement and the APL Merger and a proposal to postpone or adjourn a meeting of the unitholders in the event there are not sufficient votes to approve the APL Merger Agreement, against any alternative transaction proposals and against any proposals that would be reasonably likely to result in a breach of APL under the APL Merger Agreement or which would be reasonably likely to prevent or materially impede, interfere with or delay the APL Merger and (2) comply with certain restrictions on the disposition of such shares, in each case subject to the terms and conditions contained therein. The shareholders party to the voting and support agreements beneficially own (including the APL Series D Preferred Stock on an as converted basis and also including equity awards) less than 1% of the outstanding common stock of TRC. The voting and support agreements will terminate upon the earliest to occur of (a) the consummation of the APL Merger and (b) the termination of the APL Merger Agreement pursuant to and in compliance with its terms.

The summary of the voting and support agreements in this Current Report on Form 8-K does not purport to be complete and is qualified by reference to the full text of the voting and support agreements, a form of which is included as Exhibit 2.5 hereto and incorporated herein by reference.

Item 8.01.	Other Events.

Non-Competition Agreements

In connection with entering into the ATLS Merger Agreement and the APL Merger Agreement, TRC and TRP entered into a Confidentiality, Non-Competition and Non-Solicitation Agreement (a “Non-Competition Agreement”) with each of Edward E. Cohen, Jonathan Z. Cohen, and Eugene N. Dubay (the “Executives”). The Non-Competition Agreement generally requires that, for a period of 18 months following the completion of the Transactions, the Executive refrain from engaging in the following activities in certain geographic areas: (1) engaging in certain activities related to the mid-stream businesses in certain geographic areas, (2) soliciting for employment or hiring individuals employed by the Midstream Companies, subject to certain exceptions, and (3) causing, soliciting or knowingly encouraging certain business relations of the Midstream Companies to cease doing business with the Midstream Companies.

Additional Information about the Proposed Transactions

In connection with the proposed transaction, Targa Resources Corp. will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of ATLS and TRC and a prospectus of TRC (the “TRC joint proxy statement/prospectus”). In connection with the proposed transaction, TRC plans to mail the definitive TRC joint proxy statement/prospectus to its shareholders, and ATLS plans to mail the definitive TRC joint proxy statement/prospectus to its unitholders.

Also in connection with the proposed transaction, Targa Resources Partners LP will file with the SEC a registration statement on Form S-4 that will include a proxy statement of APL and a prospectus of TRP (the “TRP proxy statement/prospectus”). In connection with the proposed transaction, APL plans to mail the definitive TRP proxy statement/prospectus to its unitholders.

INVESTORS, SHAREHOLDERS AND UNITHOLDERS ARE URGED TO READ THE TRC JOINT PROXY STATEMENT/PROSPECTUS, THE TRP PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRC, TRP, ATLS AND APL, AS WELL AS THE PROPOSED TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A free copy of the TRC Joint Proxy Statement/Prospectus, the TRP Proxy Statement/Prospectus and other filings containing information about TRC, TRP, ATLS and APL may be obtained at the SEC’s Internet site at www.sec.gov. In addition, the documents filed with the SEC by TRC and TRP may be obtained free of charge by directing such request to: Targa Resources, Attention: Investor Relations, 1000 Louisiana, Suite 4300, Houston, Texas 77002 or emailing jkneale@targaresources.com or calling (713) 584-1133. These documents may also be obtained for free from TRC’s and TRP’s investor relations website at www.targaresources.com. The documents filed with the SEC by ATLS may be obtained free of charge by directing such request to: Atlas Energy, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing InvestorRelations@atlasenergy.com. These documents may also be obtained for free from ATLS’s investor relations website at www.atlasenergy.com. The documents filed with the SEC by APL may be obtained free of charge by directing such request to: Atlas Pipeline Partners, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing IR@atlaspipeline.com. These documents may also be obtained for free from APL’s investor relations website at www.atlaspipeline.com.

Participants in the Solicitation

TRC, TRP, ATLS and APL and their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies from TRC, ATLS or APL shareholders or unitholders, as applicable, in respect of the proposed transaction that will be described in the TRC joint proxy statement/prospectus and TRP proxy statement/prospectus. Information regarding TRC’s directors and executive officers is contained in TRC’s definitive proxy statement dated April 7, 2014, which has been filed with the SEC. Information regarding directors and executive officers of TRP’s general partner is contained in TRP’s Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding directors and executive officers of ATLS’s general partner is contained in ATLS’s definitive proxy statement dated March 21, 2014, which has been filed with the SEC. Information regarding directors and executive officers of APL’s general partner is contained in APL’s Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.

A more complete description will be available in the registration statement and the joint proxy statement/prospectus.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this current report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the expected benefits of the proposed transactions to TRC, TRP, APL, ATLS and their unitholders or stockholders, the anticipated completion of the proposed transactions or the timing thereof, the expected future growth, dividends, distributions of the combined companies, and plans and objectives of management for future operations. All statements, other than statements of historical facts, included in this current report that address activities, events or developments that TRC and TRP expect, believe or anticipate will or may occur in the future, are forward-looking statements. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties, factors and risks, many of which are outside TRC’s and TRP’s control, which could cause results to differ materially from those expected by management of TRC and TRP. Such risks and uncertainties include, but are not limited to, weather, political, economic and market conditions, including a decline in the price and market demand for natural gas, natural gas liquids and crude oil, the timing and success of business development efforts; and other uncertainties. These and other applicable uncertainties, factors and risks are described more fully in TRC’s and TRP’s filings with the SEC Commission, including the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. TRC and TRP do not undertake an obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger, by and among Targa Resources Corp., Trident GP Merger Sub LLC, Atlas Energy, L.P. and Atlas Energy GP, LLC, dated October 13, 2014.*

2.2	Agreement and Plan of Merger, by and among Targa Resources Corp., Targa Resources Partners LP, Targa Resources GP LLC, Trident MLP Merger Sub LLC, Atlas Energy, L.P. Atlas Pipeline Partners, L.P. and Atlas Pipeline Partners GP, LLC, dated October 13, 2014.*

2.3	Form of Voting and Support Agreement, by and between Targa Resources Corp. and each of Edward E. Cohen, Jonathan Z. Cohen, Matthew A. Jones, Sean P. McGrath, Daniel C. Herz, Freddie M. Kotek and Lisa Washington.

2.4	Form of Voting and Support Agreement, by and between Atlas Energy, L.P. and each of Rene R. Joyce, Joe Bob Perkins, James W. Whalen, Michael A. Heim, Jeffrey J. McParland, Roy E. Johnson, Paul W. Chung, Matthew J. Meloy and John R. Sparger.

2.5	Form of Voting and Support Agreement, by and between Targa Resources Partners LP and each of Edward E. Cohen, Jonathan Z. Cohen, Eugene N. Dubay, Robert W. Karlovich, III and Patrick J. McDonie.

*	The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Targa Resources Partners LP

	By:	Targa Resources GP LLC, Its general partner

Date: October 17, 2014	By:	/s/ Matthew J. Meloy
Matthew J. Meloy
Senior Vice President, Chief Financial Officer and Treasurer

Exhibit Index

Exhibit Number	Description

2.1	Agreement and Plan of Merger, by and among Targa Resources Corp., Trident GP Merger Sub LLC, Atlas Energy, L.P. and Atlas Energy GP, LLC, dated October 13, 2014.*

2.2	Agreement and Plan of Merger, by and among Targa Resources Corp., Targa Resources Partners LP, Targa Resources GP LLC, Trident MLP Merger Sub LLC, Atlas Energy, L.P. Atlas Pipeline Partners, L.P. and Atlas Pipeline Partners GP, LLC, dated October 13, 2014.*

2.3	Form of Voting and Support Agreement, by and between Targa Resources Corp. and each of Edward E. Cohen, Jonathan Z. Cohen, Matthew A. Jones, Sean P. McGrath, Daniel C. Herz, Freddie M. Kotek and Lisa Washington.

2.4	Form of Voting and Support Agreement, by and between Atlas Energy, L.P. and each of Rene R. Joyce, Joe Bob Perkins, James W. Whalen, Michael A. Heim, Jeffrey J. McParland, Roy E. Johnson, Paul W. Chung, Matthew J. Meloy and John R. Sparger.

2.5	Form of Voting and Support Agreement, by and between Targa Resources Partners LP and each of Edward E. Cohen, Jonathan Z. Cohen, Eugene N. Dubay, Robert W. Karlovich, III and Patrick J. McDonie.

*	The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the Securities and Exchange Commission upon request.